SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Major Operating Data of the 2020 First Quarter.

99.2	2020 First Quarterly Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 29, 2020	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of the 2020 First Quarter

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18 – Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the three months ended 31 March 2020:

I.	Major operating data of 2020 first quarter

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (1,000 RMB)
Petroleum products
Diesel	82.25	81.54	3,406,732
Gasoline	70.28	73.21	5,039,654
Jet Fuel note 1	40.11	32.43	1,256,714
Intermediate petrochemicals
PX note 2	15.72	9.31	477,655
Benzene note 1	9.01	7.78	361,764
Ethylene Glycol note 2	8.88	5.76	230,305
Ethylene Oxide	5.59	5.43	339,723
Ethylene note 2	20.26	0.00	0
Resins and plastics
PE	12.69	11.42	780,421
PP	11.52	10.04	759,547
Polyester chips note 1 note 2	8.73	6.19	319,284
Synthetic fibres
Acrylics	2.83	2.54	294,098
Polyester note 1	0.63	0.61	38,854

Note 1: Sales exclude materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is internal use.

The above data for sales volume and sales revenue does not include the data for the Company’s trading of petrochemical products.

II.	Change in prices of major products and raw materials in the 2020 first quarter

Unit: RMB yuan /ton

Product	The average price in the 2020 first quarter	The average price in the 2019 first quarter	Change
Diesel	4,178	4,893	-14.62%
Gasoline	6,884	6,915	-0.44%
Jet Fuel	3,875	3,962	-2.20%
Ethylene	—	7,054	—
PX	5,131	7,334	-30.04%
Benzene	4,648	4,013	15.82%
Ethylene Glycol	4,001	4,477	-10.63%
Ethylene Oxide	6,262	6,762	-7.40%
PE	6,832	8,417	-18.83%
PP	7,567	8,510	-11.08%
Polyester chips	5,156	6,933	-25.62%
Acrylics	11,599	13,750	-15.64%
Polyester	6,419	8,513	-24.59%

Raw material	The average processing cost in the 2020 first quarter	The average processing cost in the 2019 first quarter	Change
Crude oil	3,427.69	3,155.35	8.63%

III.	Other Matters

The above-mentioned operating data was calculated based on the internal statistics of the Company and is intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Wu Haijun
Chairman

Shanghai, the PRC, 28 April 2020

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2020 First Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Important Message

1.1

The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2020 first quarterly report, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2	All directors attended the twenty-second meeting of the ninth session of the Board, and have considered and adopted the 2020 first quarterly report at the meeting.

1.3

Mr. Wu Haijun, person in charge of the Company, Mr. Zhou Meiyun, (person in charge of accounting affairs and overseeing the accounting operations, and Ms. Yang Yating, person-in-charge of Accounting Department (Accounting Chief) warrant the truthfulness, accuracy and completeness of the financial report contained in this first quarterly report.

1.4	The financial report of the Company’s 2020 first quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

2. Basic Information

2.1	Major Accounting Data

Unit: RMB’000

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets	41,465,657	45,636,128	-9.14
Total equity attributable to equity shareholders of the Company	28,613,180	29,885,341	-4.26

	From the beginning of the year to the end of the Reporting Period (January to March)	From the beginning of the year to the end of the Reporting Period last year (January to March)	Increase/decrease as compared to the corresponding period of the previous year (%) (January to March)
Net cash flows used in operating activities	-3,880,619	-1,089,708	-256.12

	From the beginning of the year to the end of the Reporting Period (January to March)	From the beginning of the year to the end of the Reporting Period last year (January to March)	Increase/decrease as compared to the corresponding period of the previous year (%) (January to March)
Revenue	17,926,384	25,136,233	-28.68
Net profit attributable to equity shareholders of the Company	-1,202,367	610,653	-296.90
Net profit attributable to equity shareholders of the Company excluding non-recurring items	-1,218,292	624,529	-295.07
Return on net assets (weighted average) (%)	-4.292	1.992	Decreased by 315.46 percentage points
Basic earnings per share (RMB/share)	-0.111	0.056	-298.21
Diluted earnings per share (RMB/share)	-0.111	0.056	-298.21

Excluded non-recurring items and amount:

Unit: RMB’000

Item	Amount for the Reporting Period (January to March)
Government grants recognized through profit and loss except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	20,203
In addition to the effective hedging business related to the company’s normal business operations, the fair value gains and losses arising from the holding of transactional financial assets, derivative financial assets, transactional financial liabilities and derivative financial liabilities, as well as the investment gains from the disposal of transactional financial assets, derivative financial assets, transactional financial liabilities, derivative financial liabilities and other creditor’s rights investments.	14,049
Other profit and loss items that meet the definition of non-recurring items	-13,019
Effect on minority interests (after tax)	—
Tax effect for the items above	-5,308
Total	15,925

2.2	Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Total number of shareholders					96,508

Shareholdings of the top ten shareholders
Name of shareholder (in full)	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged or frozen		Type of shareholder
				Situation of the shares	Number
China Petroleum & Chemical Corporation	5,460,000,000	50.44	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	3,454,683,747	31.92	0	Unknown	0	Overseas legal person
China Securities Finance Corporation Limited	324,111,018	2.99	0	None	0	Others
Central Huijin Investment Ltd.	67,655,800	0.63	0	None	0	Others
HKSCC Limited	59,952,427	0.55	0	None	0	Others
China Universal Asset Management Company Limited- Social Security Fund 1103 portfolio	50,000,620	0.46
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	0.42	0	None	0	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	0.40	0	None	0	Others
China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	43,083,750	0.40	0	None	0	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	43,083,700	0.40	0	None	0	Others

Shareholdings of the Top Ten Shareholders with Unlimited Conditions of Sale
Name of shareholder	Number of Liquidity Shares Holding Unlimited Conditions of Sale	Type and quantity of shares
		Type	Quantity
China Petroleum & Chemical Corporation	5,460,000,000	RMB common stocks	5,460,000,000
HKSCC (Nominees) Limited	3,454,683,747	Overseas listed foreign share	3,454,683,747
China Securities Finance Corporation Limited	324,111,018	RMB common stocks	324,111,018
Central Huijin Investment Ltd.	67,655,800	RMB common stocks	67,655,800
HKSCC Limited	59,952,427	RMB common stocks	59,952,427
China Universal Asset Management Company Limited- Social Security Fund 1103 portfolio	50,000,620	RMB common stocks	50,000,620
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	RMB common stocks	45,222,300
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	RMB common stocks	43,531,469
China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	43,083,750	RMB common stocks	43,083,750
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700

Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, a state-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administration Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee and HKSCC Limited is the nominal holder of the Company’s Shanghai-Hong Kong Stock Connect. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

3. Major Events

3.1 Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

Item	As at 31 March 2020	As at 31 December 2019	Increase/ decrease amount	Change (%)	Major reason for change
Monetary Funds	5,651,324	8,958,538	-3,307,214	-36.92%	The decrease of sales gross profit in the first quarter, the decrease of operating balance payables such as accounts payable and taxes payable, and the net cash outflow from operating activities led to the falling of the balance of monetary
Inventory	4,969,938	6,754,434	-1,784,496	-26.42%	Affected by novel coronavirus pneumonia (COVID-19 for short) and significantly drop of crude oil price, the inventory and unit cost of main raw materials such as crude oil of the Company decreased at the end of the period
Short-term borrowings	3,037,187	1,547,600	1,489,587	96.25%	The company’s new borrowings with lower financing costs were used to supplement daily operating funds
Accounts payable	4,383,186	7,664,296	-3,281,110	-42.81%	Affected by COVID-19 and international crude oil market, the procurement and price of raw materials decreased, resulting in a substantial decline in the payable balance

Unit: RMB’000

Item	For the three-month period ended 31 March		Increase/ decrease amount	Change (%)	Major reason for change
	2020	2019
Operating income	17,926,384	25,136,233	-7,209,849	-28.68%	Affected by COVID-19, the consumption needs of downstream market decreased, product price and sales declined
Investment income	77,983	195,291	-117,308	-60.07%	Affected by COVID-19 and chemical market price fluctuations, the operating conditions of associates during the Reporting Period were weaker than the same period of last year, and investment income decreased
Operating (loss)/profit	-1,629,144	747,350	-2,376,494	-317.99%	During the period, sales price of products decreased, the existing expensive inventory was consumed, resulting in a significant decrease in gross profit

4. Appendix

4.1	CONSOLIDATED BALANCE SHEETS

AS AT 31 MARCH 2020

Unit: RMB’000

Items	As at the end of the Reporting Period	As at the beginning of the year
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	5,651,324	8,958,538
Trading financial assets	3,919,266	3,318,407
Derivative financial assets	2,248	263
Account receivable	1,942,207	1,639,916
Financing receivable	1,059,483	1,540,921
Interests receivable	80,012	56,602
Other receivables	39,419	28,111
Interest receivable	10,365	10,927
Inventories	4,969,938	6,754,434
Other current assets	152,706	11,971

Total current assets	17,816,603	22,309,163

Non-current assets
Long-term equity investments	5,395,706	5,328,758
Other equity instrument investment	5,000	5,000
Investment properties	379,085	367,468
Fixed assets	10,987,805	11,322,850
Construction in progress	1,993,598	1,815,549
Right-of-use assets	22,040	23,648
Intangible assets	333,194	337,846
Long-term prepaid expenses	420,963	463,780
Deferred tax assets	600,429	150,832
Other non-current assets	3,511,234	3,511,234

Total non-current assets	23,649,054	23,326,965

Total assets	41,465,657	45,636,128

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 31 MARCH 2020

Unit: RMB’000

Items	As at the end of the Reporting Period	As at the beginning of the year
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	3,037,187	1,547,600
Derivative financial liabilities	872	799
Notes payable	937,150	733,900
Accounts payable	4,383,186	7,664,296
Contract Liabilities	413,120	660,783
Employee benefits payable	373,913	189,547
Taxes payable	2,538,830	3,803,287
Other payables	888,183	867,967
Including: Interest payable	2,443	1,686
Dividends payable	29,144	29,144
Non-current liabilities due within one year	10,928	11,450

Total current liabilities	12,583,369	15,479,629

Non-current liabilities
Lease liabilities	9,501	10,593
Deferred revenue	127,701	130,005
Deferred tax liabilities	365	—
Total non-current liabilities	137,567	140,598

Total liabilities	12,720,936	15,620,227

Shareholders’ equity
Share capital	10,823,814	10,823,814
Capital surplus	610,327	610,327
Other comprehensive income	-77,419	17,838
Specific reserve	82,600	57,137
Surplus reserve	6,437,010	6,437,010
Undistributed profits	10,736,848	11,939,215

Total equity attributable to equity shareholders of the Company	28,613,180	29,885,341

Minority interests	131,541	130,560

Total shareholders’ equity	28,744,721	30,015,901

Total liabilities and shareholders’ equity	41,465,657	45,636,128

COMPANY BALANCE SHEETS

AS AT 31 MARCH 2020

Unit: RMB’000

Items	As at the end of the Reporting Period	As at the beginning of the year
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	4,734,256	7,263,279
Trading financial assets	3,518,464	3,318,407
Accounts receivables	1,450,695	1,310,449
Financial assets at fair value through other comprehensive income	518,769	669,889
Advances to suppliers	74,400	47,547
Other receivables	17,031	14,637
Including: Interests receivables	10,153	10,617
Inventories	4,764,370	6,368,389
Other current assets	134,701	—

Total current assets	15,212,686	18,992,597

Non-current assets
Long-term equity investments	6,548,843	6,489,898
Investment properties	408,936	397,573
Fixed assets	10,792,609	11,123,442
Construction in progress	1,992,016	1,814,985
Right-of-use assets	19,627	20,520
Intangible assets	295,618	298,914
Long-term prepaid expenses	412,887	455,391
Deferred tax assets	586,920	138,648
Other non-current assets	3,511,234	3,511,234

Total non-current assets	24,568,690	24,250,605

Total assets	39,781,376	43,243,202

COMPANY BALANCE SHEETS (CONTINUED)

AS AT 31 MARCH 2020

Unit: RMB’000

Items	As at the end of the Reporting Period	As at the beginning of the year
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	3,000,000	1,500,000
Notes receivable	916,000	715,000
Accounts receivable	3,342,273	5,951,568
Contract Liabilities	361,908	601,912
Employee benefits payable	367,386	183,912
Taxes payable	2,528,918	3,776,221
Other payables	891,982	854,759
Including: Interest payable	2,388	1,531
Dividends payable	29,144	29,144
Non-current liabilities that due within one year	10,154	10,059

Total current liabilities	11,418,621	13,593,431

Non-current liabilities
Lease liabilities	7,864	8,860
Deferred revenue	127,505	130,005

Total non-current liabilities	135,369	138,865

Total liabilities	11,553,990	13,732,296

Shareholders’ equity
Share capital	10,823,814	10,823,814
Capital surplus	600,768	600,768
Other comprehensive income	-77,419	17,838
Specific reserve	82,600	57,135
Surplus reserve	6,437,010	6,437,010
Undistributed profits	10,360,613	11,574,341

Total shareholders’ equity	28,227,386	29,510,906

Total liabilities and shareholders’ equity	39,781,376	43,243,202

4.2	CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2020 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2020	2019
Total revenue	17,926,384	25,136,233

Including:Revenue	17,926,384	25,136,233

Total operating cost	19,537,181	24,583,829

Including: Cost of sales	16,461,522	20,831,769
Taxes and surcharges	2,372,973	2,973,374
Selling and distribution expenses	110,122	125,926
General and administrative expenses	671,296	765,507
R&D expenses	6,071	7,085
Financial expenses	-84,803	-119,841
Including:Financial expense	15,307	13,572
Financial income	98,964	125,729
Add: Other income	2,447	584
Investment income (“-” to indicate loss)	77,983	195,291
Including: Share of income of associates and joint ventures	71,887	209,225
Profit arising from changes in fair value (“-” for loss)	21,363	-139
Credit impairment losses (“-” for loss)	—	-9
Asset impairment losses (“-” for loss)	-120,140	—
Gains on disposal of assets (“-” for loss)	—	-790

Operating profit (“-” to indicate loss)	-1,629,144	747,350

Add: Non-operating income	18,850	7,361
Add: Non-operating income	7,028	7,032

Total profit (“-” to indicate loss)	-1,617,322	747,679

Less: Income tax expenses	-415,936	136,682

CONSOLIDATED INCOME STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2020 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2020	2019
Net Profit (“-” to indicate loss)	-1,201,386	610,997
(1) Classification by business continuity	-1,201,386	610,997
1. Profit from continuing operations (“-” to indicate loss)	-1,201,386	610,997
(2) Classification by ownership	-1,201,386	610,997
1. Attributable to equity shareholders of the Company (“-” to indicate loss)	-1,202,367	610,653
2. Minority interests (“-” to indicate loss)	981	344

Other comprehensive income, net of tax	-95,257	—
(1) Other comprehensive income, net of tax attributable to shareholders of the Company	-95,257	—
1. Items that cannot be reclassified to profit or loss	—	—
2. Items that may be reclassified to profit or loss	-95,257	—
(a) Items that may be reclassified to profit or loss using the equity method	-3,288	—
(b) Cash flow hedging reserves	-91,969	—
(2) Other comprehensive income, net of tax attributable to non-controlling shareholders of the Company	—	—

Total comprehensive income	-1,296,643	610,997

Attributable to equity shareholders of the Company	-1,297,624	610,653
Minority interests	981	344

Earnings per share
Basic earnings per share (RMB)	-0.111	0.056
Diluted earnings per share (RMB)	-0.111	0.056

COMPANY INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2020 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2020	2019
Revenue	15,192,662	19,013,327
Less: Cost of sales	13,763,457	14,794,477
Taxes and surcharges	2,369,980	2,967,040
Selling and distribution expenses	92,404	107,155
General and administrative expenses	648,148	741,310
R&D expenses	4,301	5,252
Financial expenses	-72,978	-117,357
Including: Financial expense	14,798	7,787
Financial income	89,421	118,221
Add: Other income	1,623	574
Investment income (“-” to indicate loss)	68,012	186,459
Including: Share of income of associates and joint ventures	62,233	196,779
Profit arising from changes in fair value (“-” for loss)	19,988	—
Credit impairment losses (“-” for loss)	—	-9
Asset impairment losses (“-” for loss)	-120,140	—
Asset disposal income (“-” to indicate loss)	—	-5,869
Operating profit (“-” to indicate loss)	-1,643,167	696,605
Add: Non-operating income	18,850	1,946
Less: Non-operating expenses	7,028	7,030
Total profit (“-” to indicate loss)	-1,631,345	691,521
Less: Income tax expenses	-417,616	125,401
Net Profit (“-” to indicate loss)	-1,213,729	566,120
Profit from continuing operations (“-” to indicate loss)	-1,213,729	566,120
Other comprehensive income, net of tax	-95,257	—
(—) Items that cannot be reclassified to profit or loss	—	—
(—) Items that may be reclassified to profit or loss	-95,257	—
1. Items that may be reclassified to profit or loss using the equity method	-3,288	—
2. Cash flow hedging reserves	-91,969	—

Total comprehensive income	-1,308,986	566,120

Earnings per share
Basic earnings per share (RMB)	-0.112	0.052
Diluted earnings per share (RMB)	-0.112	0.052

4.3	CONSOLIDATED CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2020 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2020	2019
1. Cash flows used in operating activities
Cash received from sales of goods or rendering of services	19,228,821	27,306,858
Cash received relating to other operating activities	62,569	6,015

Sub-total of cash inflows	19,291,390	27,312,873

Cash paid for goods and services	19,096,902	23,266,199
Cash paid to and on behalf of employees	581,241	572,139
Payments of taxes and surcharges	3,451,637	4,385,444
Cash paid relating to other operating activities	42,229	178,799

Sub-total of cash outflows	23,172,009	28,402,581

Net cash flows generated operating activities	-3,880,619	-1,089,708

2. Cash flows generated from investing activities
Cash received from entrusted lending	—	200,000
Cash received from returns on investments	1,650	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	126	4,815
Cash received relating to other investing activities	2,875,698	800,215

Sub-total of cash inflows	2,877,474	1,005,030

Cash paid to acquire fixed assets, intangible assets and other long-term assets	380,901	293,828
Cash paid to other related investment activities	3,401,282	504,396

Sub-total of cash outflows	3,782,183	798,224

Net cash flows generated from operating activities.	-904,709	206,806

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2020 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2020	2019
3. Cash flows generated from financing activities
Cash received from borrowings	3,167,187	1,897,500

Sub-total of cash inflows	3,167,187	1,897,500

Cash repayments of borrowings	1,677,600	972,825
Cash paid for distribution of dividends or profits and interest expenses	11,976	10,812
Cash paid for other fund-raising activities	9,547	89

Sub-total of cash outflows	1,699,123	983,726

Net cash flows generated from financing activities	1,468,064	913,774

4. Effect of foreign exchange rate changes on cash and cash equivalents	5,171	-1,719
5. Net increase in cash and cash equivalents	-3,312,093	29,153
Add: Cash and cash equivalents at beginning of the Reporting Period	7,449,699	8,241,893
6. Cash and cash equivalents at end of the Reporting Period	4,137,606	8,271,046

CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2020 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2020	2019
1. Cash flows generated operating activities
Cash received from sales of goods or rendering of services	15,998,915	20,789,805
Cash received relating to other operating activities	51,219	8,694

Sub-total of cash inflows	16,050,134	20,798,499

Cash paid for goods and services	15,600,585	16,812,058
Cash paid to and on behalf of employees	545,350	535,445
Payments of taxes and surcharges	3,428,735	4,311,964
Cash paid relating to other operating activities	10,600	116,469

Sub-total of cash outflows	19,585,270	21,775,936

Net cash flows generated operating activities	-3,535,136	-977,437

2. Cash flows generated investing activities
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	126	4,672
Cash received relating to other investing activities	2,876,393	785,005

Sub-total of cash inflows	2,876,519	789,677

Cash paid to acquire fixed assets, intangible assets and other long-term assets	354,382	290,527
Cash paid to other related investment activities	3,000,000	500,000

Sub-total of cash outflows	3,354,382	790,527

Net cash flows used in investing activities	-477,863	-850

CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2020 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2020	2019
3. Cash flows generated from financing activities
Cash received from borrowings	3,160,000	1,880,000

Sub-total of cash inflows	3,160,000	1,880,000

Cash repayments of borrowings	1,660,000	934,725
Cash paid for distribution of dividends or profits and interest expenses	11,502	10,204
Cash paid for other financing activities	9,400	—

Sub-total of cash outflows	1,680,902	944,929

Net cash flows generated from financing activities	1,479,098	935,071

4. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
5. Net increase in cash and cash equivalents	-2,533,901	-43,216
Add: Cash and cash equivalents at beginning of the Reporting Period	5,754,440	7,119,013
6. Cash and cash equivalents at end of the Reporting Period	3,220,539	7,075,797

By Order of the Board

Sinopec Shanghai Petrochemical Company Limited

Wu Haijun

Chairman

Shanghai, the PRC, 28 April 2020